UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago
Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

DISTRIBUCION Y SERVICIO D&S S.A. ANNOUNCES
THIRD QUARTER 2005 RESULTS

Santiago, Chile – October 27, 2005.- Distribución y Servicio D&S S.A. (NYSE: DYS; Latibex: XDYS) announced results for the third quarter 2005.

For further information please contact:
Miguel Núñez
CFO
mnunez@dys.cl
56-2-484-7750

Loreto Bradford
IRO
lbradford@dys.cl
56-2-484-7757

For an extended version of this report, please visit our website www.dys.cl

Highlights III Quarter 2005
•	Net revenues up 9.6% to Ch$391,246 million (US$739.3 million).
•	Gross income up 32.8%, gross margin rose 480 bp. from 22.6% in 2004 to 27.4% in 2005.
•	Operating income up 871.6% to Ch$11,219 million (US$21.2 million) profit, operating margin rose by 330 bp. to 2.9% of revenues.
•	126.8% increase in EBITDA. EBITDA margin increased 320 bp. to 6.2% of revenues.
•	222.2% increase in net profit to Ch$4,353 million (US$8.2 million) representing 1.1% of revenues.
•	New store opening: LIDER Express Arica was opened on August 30, 2005, adding 575 sq.m of sales area in the I Region.
•	Capex (investment in buildings, land and infrastructure) at September 30, 2005 amounted to US$46.7 million.
•	Financial debt as of September 30, 2005 totaled Ch$356,416 million (US$673.5 million), 47.0% short term and 55.9% in public offering instruments (bonds and commercial papers).

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at September 30, 2005 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$529.20).

Results for the Third Quarter 2005

For the third quarter 2005, net revenues increased 9.6% to Ch$391,246 million (US$739.3 million) compared to the same period in 2004. This increase resulted primarily from the 7.2% sales increase resulting from the opening of new LIDER and Farmalider stores in the course of the period October 2004-September 2005, and the 119.1% increase in revenues from the PRESTO financial services division. Same store sales (SSS) showed a 0.1% increase in this third quarter 2005 compared to the same period in 2004. Gross income increased 32.8% to Ch$107.097 million (US$202.4 million) while gross income margin rose to 27.4% from 22.6% (480 bp. increase) in the same quarter of 2004. This increase is attributable to the evolution of the EDLP strategy, which was in high pitch during the third quarter 2004 and to a higher share of private label products in mass consumption products – 21,2% growth in private label sales compared to the same period in 2004 – together with the sustained increase in revenues from the PRESTO financial services division. Selling and administrative expenses for this period increased by 16.8% totaling Ch$95,878 million (US$181.2 million) representing 24.5% of revenues, compared to Ch$82,087 million (US$155.1 million) in the third quarter 2004. This is attributable to the new stores opened during the fourth quarter of 2004 (a total of four new stores: two LIDER Vecinos and two LIDER hypermarkets) and in 2005 (one new LIDER Vecino and one LIDER Express) and to increased operating expenses in existing stores as a result of the change in the labour law that reduces the number of working hours per week from 48 to 45 hours.  The expenses increase is also explained by the Impactos Presto campaign which records all discounts as marketing expenses, thus contributing to the overall increase in consolidated operating expenses.

Operating income increased by 871.6% amounting to Ch$11,219 million (US$21.2 million) equivalent to 2.9% of revenues,  compared to operating loss of Ch$1,454 million (US$2.7 million) representing -0.4% of revenues in the third quarter of 2004. EBITDA for this quarter  increased by 126.8% compared to the same period in 2004, totaling Ch$24,344 million (US$46.0 million) equivalent to 6.2% of revenues. Net income increased by 222.2% amounting to Ch$4,353 million (US$8.2 million) representing 1.1% of revenues compared to results for the same period in 2004 when the Company recorded a net loss of Ch$3,563 million (US$6.7 million) equivalent to -1.0% of revenues.

Third Quarter Consolidated Results

	2005			2004

	Ch$ million	US$ million	%	Ch$ million	US$ million	%	Change %

Sales	330,763	625.0	84.5%	308,678	583.3	86.5%	7.2%
Other Income	60,483	114.3	15.5%	48,184	91.1	13.5%	25.5%
Net revenues	391,246	739.3	100.0%	356,862	674.3	100.0%	9.6%

Cost of sales	284,149	536.9	72.6%	276,229	522.0	77.4%	2.9%
Gross Income / Margin	107,097	202.4	27.4%	80,633	152.4	22.6%	32.8%
Recurring Operating Expenses	82,723	156.3	21.1%	69,506	131.3	19.5%	19.0%
Start-up Expenses	30	0.1	0.0%	394	0.7	0.1%	-92.5%
Total Operating Expenses (SG&A)	82,752	156.4	21.2%	69,901	132.1	19.6%	18.4%
EBITDA	24,344	46.0	6.2%	10,733	20.3	3.0%	126.8%

Depreciation	13,125	24.8	3.4%	12,187	23.0	3.4%	7.7%
Total Operating Expenses	95,878	181.2	24.5%	82,087	155.1	23.0%	16.8%
Operating Income	11,219	21.2	2.9%	(1,454)	(2.7)	-0.4%	871.6%
Financial Expenses	(5,030)	(9.5)	-1.3%	(4,561)	(8.6)	-1.3%	10.3%
Other Non-operating Income (Expenses)	176	0.3	0.0%	(170)	(0.3)	0.0%	203.3%
Monetary Correction	(1,026)	(1.9)	-0.3%	1,864	3.5	0.5%	-155.1%
Non-Operating Income	(5,767)	(10.9)	-1.5%	(2,867)	(5.4)	-0.8%	101.1%
Income before Tax	5,452	10.3	1.4%	(4,321)	(8.2)	-1.2%	226.2%
Income Tax	(1,215)	(2.3)	-0.3%	602	1.1	0.2%	-301.9%
Minority Interest	24	0.0	0.0%	66	0.1	0.0%	-63.3%
Income	4,262	8.1	1.1%	(3,654)	(6.9)	-1.0%	216.6%
Amortization of Goodwill	91	0.2	0.0%	91	0.2	0.0%	-0.1%
Net Income	4,353	8.2	1.1%	(3,563)	(6.7)	-1.0%	222.2%

Currency of September 2005, exchange rate 1US$=Ch$529.20 of September 30, 2005.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: October 27, 2005